UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2021

Commission File Number: 001-38397

Farmmi, Inc.

(Registrant’s name)

Fl 1, Building No. 1, 888 Tianning Street, Liandu District

Lishui, Zhejiang Province

People’s Republic of China 323000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

Adjournment of Annual Meeting of Shareholders held on July 15, 2021

This current report on Form 6-K was submitted in connection with the adjournment of the annual general meeting (the “AGM”) held by Farmmi, Inc. (the “Company”) on July 15, 2021, at 10:00 A.M., Beijing time (10:00 P.M. ET on July 14, 2021). The AGM was convened to consider proposals (the “Proposals”), including increasing the authorized share capital of the Company and approving the Company’s the Second Amended and Restated Memorandum and Articles of Association, presented in the Notice of Annual Meeting of Shareholders dated June 8, 2021. The Notice of Annual Meeting of Shareholders is also available on the Company’s website at http://ir.farmmi.com.cn/.

The AGM was adjourned by the Company due to the low voting rate of the Company’s ordinary shares. The Company’s First Amended and Restated Memorandum and Articles of Association (the “First M&AA”) provides, at Article 64, that “No business shall be transacted at any meeting unless a quorum is present at the time when the meeting proceeds to business. Members holding not less than an aggregate of one-third in nominal value of the total issued voting shares in the Company entitled to vote upon the business to be transacted, shall be a quorum.” Members holding less than an aggregate of one-third in nominal value of the total issued voting shares in the Company were present. Therefore, a quorum was not present. Accordingly, the Company adjourned the AGM.

The Company will reconvene the AGM to decide on the Proposals on July 22, 2021, at 10:00 A.M., Beijing time (10:00 P.M. ET on July 21, 2021), as determined by the board of directors of the Company. Proxies which have been received would remain valid for the adjourned AGM. Holders of the Company’s ordinary shares whose names are on the register of members of the Company at the close of business on June 7, 2021 are entitled to attend the adjourned AGM. Shareholders who wish, but have not yet, cast their votes may do so by returning the Form of Proxy for Annual Meeting of Shareholders distributed in connection with the AGM.

The Company’s First M&AA provides, at Article 65, that “If a quorum is not present within half an hour from the time appointed for the meeting to commence or if during such a meeting a quorum ceases to be present, the meeting, if convened upon a Members’ requisition, shall be dissolved and in any other case it shall stand adjourned and shall reconvene on the same day in the next week at the same time and/or place or to such other day, time and/or place as the Directors may determine, and if at the reconvened meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, the Members present shall be a quorum.” As a foreign private issuer, the Company has elected to follow the practice of Cayman Islands, its home country, as set out in Article 65 of the First M&AA. Therefore, if at the reconvened meeting a quorum is not present within half an hour, the shareholders present will be a quorum.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FARMMI, INC.

By:	/s/ Yefang Zhang
Name:	Yefang Zhang
Title:	Chief Executive Officer

Dated: July 16, 2021